UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

Telephone

+86 (28) 8532 4355 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Certain Officer and Directors

On March 30, 2023, Mr. Chengliang Shen, a director of the Company, resigned from his position as a member of the Board, the chairperson of the nominating and corporate governance committee and compensation committee, and a member of the audit committee, effective on March 30, 2023. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Certain Officer and Directors

On March 30, 2023, the Board appointed Ms. Huashu Yuan, as a new member of the Board, as well as a member of the audit committee, the chairperson of the nominating and corporate governance committee and compensation committee, effective on March 30, 2023.

The biographical information of Ms. Yuan is set forth below.

Ms. Huashu Yuan has been the marketing specialist of Vesta living corp. since March 2022. Ms. Yuan served as an outside consultant providing marketing advice to the Company from June 2021 to February 2023. Ms. Yuan served as the marketing manager for American Tianfu-Wenhui Publishing Company from March 2021 to February 2022. Ms. Yuan worked at Strands Haircare Inc. as a social media intern from October 2020 to February 2021. Ms. Yuan obtained her Master’s degree in Emerging Media Studies from Boston University in 2020 and obtained her Bachelor’s degree in Communication Science and Rhetoric Studies from University of Wisconsin-Madison in 2019.

Ms. Yuan shall receive a monthly compensation of RMB12,000 (approximately $1,744) during her term. Ms. Yuan does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the offer letter of Ms. Yuan is attached hereto as exhibits 10.1.

SUBMITTED HEREWITH

Exhibits:

10.1	Offer Letter to Ms. Yuan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: March 31, 2023